SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ____________________

                                 SCHEDULE 14D-9

                     Solicitation/Recommendation Statement
                      Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934

                               __________________

                           DAVIDSON GROWTH PLUS, L.P.
                           (Name of Subject Company)

                           DAVIDSON GROWTH PLUS, L.P.
                       (Name of Person Filing Statement)

                           Limited Partnership Units
                         (Title of Class of Securities)

                                      N/A
                     (CUSIP Number of Class of Securities)
                           _________________________

                               CARROLL D. VINSON
                                   President
                     Davidson Diversified Properties, Inc.
                          One Insignia Financial Plaza
                        Greenville, South Carolina 29602
                                 (864) 239-1029

                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) filing Statement)

                                    Copy to:

                             ARNOLD S. JACOBS, ESQ.
                     Proskauer Rose Goetz & Mendelsohn LLP
                                 1585 Broadway
                            New York, New York 10036
                                 (212) 969-3000









ITEM 1. SECURITY AND SUBJECT COMPANY

                The name of the subject partnership is Davidson Growth Plus, L.P., a Delaware limited partnership (the "Partnership"), and the address of its principal executive offices is One Insignia Financial Plaza, Greenville, South Carolina 29602. The title of the class of equity securities to which this statement relates is the Partnership's Limited Partnership Units ("Units").

ITEM 2. TENDER OFFER OF THE BIDDER

                This statement relates to an offer by DGP Acquisition, L.L.C., a Delaware limited liability company (the "Purchaser"), disclosed in a Tender Offer Statement on Schedule 14D-1 dated December 8, 1995 (the "Schedule 14D-1"), to purchase up to 40% of the outstanding Units at a purchase price of $240.00 per Unit, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 8, 1995 (the "Offer to Purchase") and the related Assignment of Partnership Interest (which collectively constitute the "Offer" and are contained within the Schedule 14D-1).

                The address of the Purchaser's principal executive offices is One Insignia Financial Plaza, Greenville, South Carolina 29602.

ITEM 3. IDENTITY AND BACKGROUND

                (a) The name and business address of the Partnership, which is the person filing this statement, are set forth in Item 1 above.

                (b)

                The Purchaser; Affiliation With the Managing General Partner. According to the Schedule 14D-1, the Purchaser is a newly-formed entity indirectly controlled by Insignia Financial Group, Inc. ("Insignia") and Carl C. Icahn ("Mr. Icahn"). IB Holding, Inc. ("Holding"), which is a wholly-owned subsidiary of Insignia, owns a 50% interest in the Purchaser, and Riverdale Investors Corp., Inc. ("Riverdale"), which is an entity directly 100% owned by Mr. Icahn, owns the other 50% interest in the Purchaser. Neither Mr. Icahn nor Riverdale is affiliated with Insignia or the Managing General Partner other than through their affiliation with the Purchaser.

                Since December 1991, an affiliate of Insignia has been the indirect parent company of Davidson Diversified Properties, Inc., the managing general partner of the Partnership (the "Managing General Partner"). Insignia Management Group, L.P. ("IMG"), which is an affiliate of Insignia and the Purchaser, provides property management services to the Partnership, and Insignia (directly or through affiliates) performs asset management and partnership administration services for the Partnership. By reason of these relationships, the Managing General Partner has conflicts of interest in considering the Offer. James T. Gunn, the individual general partner (the "Individual General Partner," and together with the Managing General Partner, the "General Partners") of the Partnership, takes no active role in the management of the Partnership as required by the Partnership's Partnership Agreement, as amended (the "Partnership Agreement"), which provides that the conduct of the Partnership's business shall be controlled solely by the Managing General Partner. The

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Partnership Agreement is filed as Exhibit (c)(1) to, and incorporated by reference in, this Schedule 14D-9. Prior to the announcement of the Offer, the Managing General Partner advised the Purchaser (which is an affiliate of the Managing General Partner) that the Partnership intended to indicate in its Statement on Schedule 14D-9 to be filed with the Securities and Exchange Commission (the "Commission") and mailed to Limited Partners that it would remain neutral and make no recommendation as to whether Limited Partners should tender their Units pursuant to the Offer.

                The Purchaser's Reasons for the Offer. The Purchaser is an affiliate of the Managing General Partner. The Purchaser's stated purpose in making the Offer is to acquire a substantial equity interest in the Partnership primarily for investment purposes and with a view to making a profit. Although the number of Units being sought in the Offer will not give the Purchaser (which is an affiliate of the Managing General Partner) absolute control over the Partnership, if the Purchaser is successful in acquiring all or a substantial portion of the Units it is tendering for, it will be in a position to exercise significant influence over the outcome of any vote by Limited Partners.

                Riverdale's Recent Affiliation with Insignia.  According to the
Schedule 14D-1, on December 7, 1995, Holding and Riverdale executed the operating agreement of the Purchaser (the "Operating Agreement"), which provides in substance that (i) immediately following the purchase of Units pursuant to the Offer, the Purchaser would take all actions reasonably required to seek its admission to the Partnership as a substitute Limited Partnership as to all of the Units pursuant to the Offer; (ii) the Units purchased pursuant to the Offer would be voted as directed by Holding and Riverdale in proportion to their respective interests in the Purchaser, except that Holding would control certain aspects of the voting, including votes on any proposal (a) made by the Managing General Partner of the Partnership, (b) to remove the Managing General Partner, (c) that would in any way adversely alter the rights, authority or obligations of the General Partner or (d) to reduce any compensation payable to the Managing General Partner or any other affiliate of Insignia; and (iii) except as contemplated by the foregoing provisions and subject to certain limited exceptions, (a) neither Holding nor Riverdale or their respective affiliates and other related persons shall commence a tender offer for Units or purchase, buy, acquire or otherwise become the beneficial owner of Units, and
(b) so long as an affiliate of Insignia is the Managing General Partner, Riverdale will not (1) make, or in any way participate in, directly or indirectly, any "solicitation" of "proxies" (as such terms are defined or used in Regulation 14A under the Securities Exchange Act of 1934) or become a "participant" in any "election contest" (as such terms are defined or used in Rule 14a-11 of the Securities Exchange Act of 1934) with respect to the Partnership, (2) initiate, propose or otherwise solicit Limited Partners for the approval of one or more proposals with respect to the Partnership, or (3) instigate or encourage any Limited Partner or other third party to do any of the foregoing. The Operating Agreement also provides that under certain limited circumstances Insignia could be required to cause its affiliate to sell to Riverdale or its designee either the managing general partner interest in the Partnership currently held by the Managing General Partner or the stock of the entity that owns such interest, in either case for a formula price based primarily on the amount of property management fees paid by the Partnership to Insignia and its affiliates during the year preceding the date of such transfer.

                Distributions. The Partnership has been making semi-annual cash distributions to Limited Partners on a regular basis since 1987. In February, June and August 1995, the Partnership made cash distributions to Limited Partners aggregating $47.47 per Unit. The

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February and August 1995 distributions were made from operating cash flow, and the June 1995 distribution was made from the Partnership's cash reserves. The Managing General Partner presently expects the Partnership will continue to make further distributions. According to the Schedule 14D-1, the potential for future distributions was considered by the Purchaser (which is an affiliate of the Managing General Partner) when establishing the Purchase Price. According to the Schedule 14D-1, limited Partners who tender their Units in response to the Offer will retain all of the distributions made in February, June and August 1995, and will be entitled to receive any subsequent distributions made by the Partnership prior to the date on which the Purchaser purchases tendered Units pursuant to the Offer. However, tendering Limited Partners will not be entitled to receive any distributions in respect of tendered Units purchased by the Purchaser pursuant to the Offer made after the date on which the Purchaser accepts those Units for payment.

                Neither the Purchaser (which is an affiliate of the Managing General Partner) nor the Managing General Partner owns any Units.

                Possible Future Transactions. The Managing General Partner advised the Purchaser that the possible future transactions the Managing General Partner expects to consider on behalf of the Partnership include (i) payment of extraordinary distributions; (ii) refinancing, reducing or increasing existing indebtedness of the Partnership; (iii) sales of assets, individually or as part of a complete liquidation; and (iv) mergers or other consolidation transactions involving the Partnership. Any such merger or consolidation transaction could involve other limited partnerships in which the Managing General Partner or its affiliates serve as general partners, or a combination of the Partnership with one or more existing, publicly traded entities (including, possibly, affiliates of the Purchaser (which is an affiliate of the Managing General Partner)), in any of which Limited Partners might receive cash, common stock or other securities or consideration. There is no assurance, however, as to when or whether any of the transactions referred to above might occur. If any such transaction is effected by the Partnership and financial benefits accrue to the Limited Partners of the Partnership, the Purchaser (which is an affiliate of the Managing General Partner) will participate in those benefits to the extent of its ownership of Units. A merger or other consolidation transaction and certain kinds of other extraordinary transactions would require a vote of the Limited Partners in the Partnership, and by acquiring a substantial number of Units the Purchaser (which is an affiliate of the Managing General Partner) will enhance its ability to influence the outcome of any such vote.

                General Policy Regarding Sales of Partnership Properties. In general, the Managing General Partner regularly evaluates the Partnership's ownership positions by considering various factors, such as the Partnership's financial position, governmental influences, and real estate and capital market conditions. The Managing General Partner monitors each property's specific locale and sub-market conditions evaluating current trends, competition, new construction and economic changes. The Managing General Partner oversees each asset's operating performance and continuously evaluates the physical improvement requirements. In addition, the financing structure for each asset, tax implications and the investment climate are all considered. Any of these factors, and possibly others, could potentially contribute to any decision of the Managing General Partner to sell, refinance, upgrade with capital improvements or hold a particular Partnership property. There are no plans to sell or refinance any property at the present time.

                                       4







                Conflicts of Interest With Respect to the Offer. The Managing General Partner has conflicts of interest with respect to the Offer, including conflicts resulting from its affiliation with the Purchaser. The Managing General Partner also would have a conflict of interest (i) as a result of the fact that a sale or liquidation of the Partnership's assets would result in a decrease or elimination of the fees paid to the Managing General Partner and/or its affiliates and (ii) as a consequence of the Purchaser's ownership of Units, because the Purchaser (which is an affiliate of the Managing General Partner) may have incentives to seek to maximize the value of its ownership of Units, which in turn may result in a conflict for the Managing General Partner in attempting to reconcile the interests of the Purchaser (which is an affiliate of the Managing General Partner) with the interests of the other Limited Partners. In addition, the Purchaser (which is an affiliate of the Managing General Partner) is making the Offer with a view to making a profit. Accordingly, there is a conflict between the desire of the Purchaser (which is an affiliate of the Managing General Partner) to purchase Units at a low price and the desire of the Limited Partners to sell their Units at a high price.

                Voting by the Purchaser. The Partnership Agreement provides that in order for an assignee of Units to be admitted to the Partnership as a substitute Limited Partner, (i) the assignment must have been effected in accordance with the provisions of the Partnership Agreement; (ii) the instrument of assignment must set forth the intention of the assignor that the assignee succeed to the assignor's interest as a substituted Limited Partner in his place; (iii) the assignor and assignee must have executed and acknowledged such other documents as the Managing General Partner deemed necessary or desirable to effect such substitution; and (iv) a transfer fee not greater than $150 must have been paid to the Partnership to cover all reasonable expenses incurred in connection with such substitution. According to the Schedule 14D-1, the Purchaser (which is an affiliate of the Managing General Partner) will seek to be admitted to the Partnership as a substitute Limited Partner upon consummation of the Offer and, if admitted, will have the right to vote each Unit purchased pursuant to the Offer. Even if the Purchaser (which is an affiliate of the Managing General Partner) is not admitted to the Partnership as a substitute Limited Partner, however, the Purchaser believes, according to the Schedule 14D-1, that it nonetheless will have the right to vote each Unit purchased in the Offer pursuant to the irrevocable appointment by tendering Limited Partners of the Purchaser (which is an affiliate of the Managing General Partner), its officers and designees as proxies with respect to the Units tendered by such Limited Partners and accepted for payment by the Purchaser. As a result, if the Purchaser (which is an affiliate of the Managing General Partner) is successful in acquiring a significant number of Units pursuant to the Offer, the Purchaser will have the right to vote those Units and thereby significantly influence all voting decisions with respect to the Partnership, including decisions concerning liquidation, amendments to the Partnership Agreement, and removal and replacement of the General Partners. This means that (i) non-tendering Limited Partners could be prevented from taking action they desire but that the Purchaser (which is an affiliate of the Managing General Partner) opposes and (ii) the Purchaser (which is an affiliate of the Managing General Partner) may be able to take action desired by the Purchaser but opposed by the non-tendering Limited Partners.

                Financing Arrangements. According to the Schedule 14D-1, the Purchaser (which is an affiliate of the Managing General Partner) expects to pay for the Units it purchases pursuant to the Offer with funds obtained from capital contributions to be made by Holding and Riverdale. Holding expects to obtain its share of those funds from capital contributions or loans from Insignia, which will obtain such funds from its working capital; Riverdale expects

                                       5





to obtain its share of those funds from its working capital or from a loan from Highcrest Investors Corporation ("Highcrest"), which is also indirectly 100% owned by Mr. Icahn and is an affiliate of Riverdale, or an affiliate of Highcrest, which will obtain such funds from its liquid assets and/or the liquid assets of its wholly-owned, direct or indirect subsidiaries. Highcrest has irrevocably committed to make or cause its affiliates to make such loan. It is possible, however, that in connection with its future financing activities, Holding and Riverdale may cause or request the Purchaser (which is an affiliate of the Managing General Partner) to pledge the Units as collateral for loans, or otherwise agree to terms which provide Holding, Riverdale and the Purchaser with incentives to generate substantial near-term cash flow from the Purchaser's investment in the Units. This could be the case, for example, if a loan has a "bullet" maturity after a relatively short time or bears a high or increasing interest rate. In such a situation, the Managing General Partner may experience a conflict of interest in seeking to reconcile the best interests of the Partnership with the potential need of its affiliates for cash flow from the Partnership's activities.

                Transactions with Affiliates. Under the Partnership Agreement, the Managing General Partner holds an interest in the Partnership and is entitled to participate in certain cash distributions made by the Partnership to its Partners. The Managing General Partner has received a cash distribution each year since 1987 in respect of its general partner interest and has received $41,654, $6,777, and $217,264, respectively, for the three years ended December 31, 1995, 1994, and 1993 in respect of such general partner interest. Pursuant to an agreement (the "Insignia/MAE Agreement") between Insignia and Metropolitan Asset Enhancement, L.P. ("MAE") (which is the direct parent of the Managing General Partner), MAE has agreed, among other things, to cause Insignia or its affiliate to be retained as a manager of all properties controlled by MAE. The Insignia/MAE Agreement is filed as Exhibit (c)(2) to, and incorporated by reference in, this Schedule 14D-9. For purposes of the Insignia/MAE Agreement, MAE controls the Partnership's properties. Pursuant to this arrangement, the Partnership has paid IMG, an affiliate of the Managing General Partner, property management fees for property management services and for reimbursement of certain expenses in each of the three years ended December 31, 1994. Property management fees paid to IMG amounted to $229,833, $235,904 and $269,272, respectively, for the three years ended December 31, 1994, 1993 and 1992, and the Partnership paid IMG property management fees equal to $180,785 during the nine months ended September 30, 1995. Insignia and its affiliates do not receive any fees from the Partnership on a current basis for the asset management or partnership administration services they provide, although Insignia and its affiliates are reimbursed by the Partnership for the expenses they incur in connection with providing those services pursuant to the Partnership Agreement. The Managing General Partner is entitled to receive a deferred management fee of 2% of Adjusted Cash from Operations (as defined in the Partnership Agreement) once the Partnership either has distributed to Limited Partners an amount equal to a 10% return on capital or has generated Cash from Sales or Refinancings (as defined in the Partnership Agreement). As reflected in the Partnership's Form 10-QSB for the nine months ended September 30, 1995, the accrued deferred management fee totalled $161,043 as of September 30, 1995, none of which has been distributed to the Managing General Partner. Pursuant to these provisions and in addition to the property management fees referred to above, the Partnership paid the Managing General Partner and its affiliates (including the reimbursements to Insignia and its affiliates in connection with asset management and partnership administration services) an aggregate of $141,735, $172,659 and $174,687, respectively, for the three years ended December 31, 1994, 1993 and 1992, and $109,982 during the nine months ended September 30, 1995. During 1992 and

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1993, an affiliate of the Purchaser (which is an affiliate of the Managing
General Partner) assisted an unaffiliated third party engaged by the Partnership in connection with a refinancing of the Partnership's properties, and received $41,800 in 1992 and $106,250 in 1993 from the third party for providing such assistance. In addition, at various times during the past three fiscal years an affiliate of the Purchaser (which is an affiliate of the Managing General Partner) has held a promissory note or preferred stock issued by an unaffiliated company that provides insurance brokerage services to the Partnership. The financial benefits derived by Insignia or its affiliates from these arrangements and attributable to the Partnership are included in the amounts described above as reimbursements to affiliates of the Managing General Partner during the Partnership's fiscal years ended December 31, 1993 and 1992, but not for 1994. According to the Schedule 14D-1, Insignia believes that the aggregate financial benefit derived by Insignia and its affiliates from the arrangements described in the two preceding sentences during the three years ended December 31, 1994 and since that date was immaterial.

                The Insignia/MAE Agreement. In addition to the matters described in the preceding paragraph, in the Insignia/MAE Agreement, MAE also has agreed with Insignia that it will not, and will not permit any of its subsidiaries or controlled affiliates (including the Partnership) to, dispose of any asset which represents a direct or indirect interest in a property unless Insignia receives proceeds or fees upon the disposition of such asset equal to or greater than 150% of Insignia's then-current annualized revenues with respect to such asset. This restriction is not applicable if MAE makes certain "make-up" payments to Insignia in connection with the disposition or if MAE is required by contract or fiduciary duty to sell such asset. This agreement may create a conflict with respect to the Managing General Partner's determination to sell assets or complete other Partnership transactions, or affect the terms of any such transactions.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

                As a result of the existing and potential conflicts of interest described in Item 3 above, neither the Partnership nor the Managing General Partner expresses any opinion and each is remaining neutral and making no recommendation as to whether Unit holders should tender their Units in response to the Offer.

ITEM 5. PERSONS RETAINED, EMPLOYED, OR TO BE COMPENSATED

                Neither the Partnership nor any person acting on its behalf has employed, retained, or compensated or intends to employ, retain, or compensate any person or class of persons to make solicitations or recommendations to Unit holders on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

                (a) Neither the Partnership nor the Managing General Partner has effected any transactions in the Units during the past 60 days. The Managing General Partner is not aware of any transactions in the Units during the past 60 days by any of its executive officers, directors, affiliates, or subsidiaries or the Individual General Partner.

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                (b)     Neither the Managing General Partner nor, to the
knowledge of the Managing General Partner, any of its executive officers, directors, affiliates, or subsidiaries nor the Individual General Partner intends to tender Units owned by them in the Offer.

Item 7. Certain Negotiations and Transactions by the Subject Company

                (a)     None.

                (b)     None.

Item 8. Additional Information to be Furnished

                None.

Item 9. Material to be Filed as Exhibits


                (a)(1) Form of cover letter to Unit holders from the Partnership dated December 15, 1995.

                (b)             None.

                (c)(1) Limited Partnership Agreement of the Partnership (f/k/a Freeman Growth Plus, L.P.), entered into as of May 22, 1986, and amended as of August 7, 1986, by and among the Partnership, the Managing General Partner, the Individual General Partner, and the Original Limited Partner.

                (c)(2) Insignia/MAE Agreement, dated August 13, 1993, between Insignia and Metropolitan Asset Enhancement, L.P.

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                            SIGNATURE

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 1995

                                DAVIDSON GROWTH PLUS, L.P.

                                By:  Its corporate general partner,
                                     Davidson Diversified Properties, Inc., a
                                             Tennessee corporation



                                By:   /s/ Carroll D. Vinson
                                      -------------------------------
                                        Name:  Carroll D. Vinson
                                        Title: President


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                         EXHIBIT INDEX

Exhibit         Description                                     Page
-------         -----------                                     ----
(a)(1)          Form of cover letter to Unit holders from the
                Partnership dated December 15, 1995.

(c)(1) Limited Partnership Agreement of the Partnership (f/k/a Freeman Growth Plus, L.P.), entered into as of May 22, 1986, and amended as of August 7, 1986, by and among the Partnership, the Managing General Partner, the Individual General Partner, and the Original Limited Partner.

(c)(2) Insignia/MAE Agreement, dated August 13, 1993, between Insignia and Metropolitan Asset
                Enhancement, L.P.